Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Mountain Province Diamonds Announces Commencement of Gahcho Kue
            Feasibility Study

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            Shares Issued and Outstanding: 63,097,746
            TSX: MPV
            AMEX: MDM
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            TORONTO and NEW YORK, Sept. 1 /CNW/ - Mountain Province Diamonds Inc.
("Mountain Province" or the "Company") (TSX: MPV, AMEX: MDM) today announced that the Gahcho Kue Joint Venture between De Beers Canada (51%) and the
Company (49%) has appointed JDS Energy and Mining ("JDS") to conduct the
Gahcho Kue Feasibility Study. The selection of JDS was based on technical, project management and economic merits.
            The Feasibility Study, which has commenced, is expected to take approximately twelve months to complete with a budget of approximately $10 million.
            Mr. Patrick Evans, President and CEO of Mountain Province Diamonds, said:
"JDS and our joint venture partner, De Beers Canada, have considerable experience in Canada's diamond industry. This ensures that the Feasibility
Study will identify the optimal development options for the Gahcho Kue project."

            Located in Canada's Northwest Territories, Gahcho Kue is one of the
largest new diamond projects under development globally. The project consists of a cluster of kimberlites, three of which have an indicated resource of approximately 30.2 million tonnes grading at 1.67 carats per tonne
(approximately 50.5 million carats) and an inferred resource of approximately
6 million tonnes grading at 1.73 carats per tonne (approximately 10.3 million carats). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

            Qualified Person

            This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

            Forward-Looking Statements

            This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

            %CIK: 0001004530

            /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
            (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 08:30e 01-SEP-09